Filed Pursuant to Rule 433

Registration No. 333-199694

FINAL TERM SHEET

Dated November 10, 2014

2.625% Notes due 2020

Issuer:	Altria Group, Inc.

Guarantor:	Philip Morris USA Inc.

Aggregate Principal Amount:	$1,000,000,000

Maturity Date:	January 14, 2020

Coupon:	2.625%

Interest Payment Dates:	Semiannually on each January 14 and July 14, commencing July 14, 2015

Price to Public:	99.919% of principal amount

Benchmark Treasury:	1.500% due October 31, 2019

Benchmark Treasury Yield:	1.641%

Spread to Benchmark Treasury:	+100 bps

Yield:	2.641%

Redemption Provisions:	On or after December 14, 2019: Redemption at 100% of the principal amount, plus accrued and unpaid interest, if any, to, but excluding, the redemption date

Settlement Date (T+3):	November 14, 2014

CUSIP / ISIN:	02209S AT0 / US02209SAT06

Joint Book-Running Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. Morgan Stanley & Co. LLC

Senior Co-Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Goldman, Sachs & Co. J.P. Morgan Securities LLC RBS Securities Inc. Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	Banca IMI S.p.A.[1] HSBC Securities (USA) Inc. Santander Investment Securities Inc. Wells Fargo Securities, LLC Samuel A. Ramirez & Company, Inc. The Williams Capital Group, L.P.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5847, Deutsche Bank Securities Inc. toll free at 1-800-503-4611 or Morgan Stanley & Co. LLC toll free at 1-866-718-1649.

[1]	The following paragraph is hereby added under the caption “Underwriting” in the prospectus supplement as paragraph thirteen: “Banca IMI S.p.A. is not a U.S. registered broker-dealer, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.”